UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                                (Amendment No.--)

                    Under the Securities Exchange Act of 1934



                             Neoview Holdings, Inc.
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                                (Name of Issuer)


                         Common Stock, $.0001 par value
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                         (Title of Class of Securities)


                                    64065N107
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                                 (CUSIP Number)


                                Bartly J. Loethen
                            730 W Randolph, 6th Floor
                                Chicago, IL 60605
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 12, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No. 64065N107                 13D                       Page 2 of 5 Pages

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1      Name of Reporting Person.

       Synergy Business Consulting, LLC
       I.R.S. Employer I.D. No.: 20-3943186

       Bartly J. Loethen
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2      Check the Appropriate Box if a Member of a Group
                                                                         (a) |_|
                                                                         (b) |_|
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3      SEC Use Only
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4      Source of Funds   WC, OO
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5      Check Box if Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e)                                        |_|
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6      Citizenship or Place of Organization

       Delaware - Synergy Business Consulting, LLC
       United States of America - Bartly J. Loethen

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       Number of
       Shares
       Beneficially         7    Sole Voting Power        2,050,000
       Owned by             8    Shared Voting Power      0
       Each                 9    Sole Dispositive Power   2,050,000
       Reporting           10    Shared Dispositive Power 0
       Person
       With
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 11    Aggregate Amount Beneficially Owned by Reporting Persons

            2,050,000
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 12    Check if the Aggregate Amount in Row (11) Excludes Certain
       Shares |_|
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 13    Percent of Class Represented by Amount in Row (11)

            51.25%
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 14    Type of Reporting Person   OO, IN
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



CUSIP No.  64065N107                  13D                      Page 3 of 5 Pages

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Item 1.  Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, par value $.0001 per share, of Neoview Holdings, Inc., (the "Issuer"). The principal executive office of the Issuer is located at 730 West Randolph Street, Suite 600, Chicago, Illinois 60661.

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Item 2.  Identity and Background.

(a)Synergy Business  Consulting,  LLC(Delaware limited liability company) Bartly
J. Loethen (individual residing in Indiana)

(b) 730 W. Randolph, 6th Floor, Chicago, IL 60661

(c) Mr. Loethen manages and owns a majority of the outstanding interests of Synergy Business Consulting, LLC, which provides general business consulting services. Mr. Loethen also serves in his principal capacity as a partner of Synergy Law Group, L.L.C., a law firm located in Chicago, Illinois.

(d) Neither Bartly J. Loethen nor Synergy Business Consulting, LLC has been convicted in any criminal proceedings during the last five years.

(e) Neither Bartly J. Loethen nor Synergy Business Consulting, LLC has been a party to any civil proceedings during the last five years.

(f) United States of America

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Item 3.  Source and Amount of Funds or Other Consideration.

Synergy Business Consulting, LLC used funds from its working capital and other available funds for the purchase of the shares of Common Stock.
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Item 4.  Purpose of Transaction.


The purpose of the acquisition was made by the Reporting Person to obtain a controlling equity interest in the Issuer in contemplation of acquiring, in the future by merger, a company with a viable operating business.

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Item 5.  Interest in Securities of the Issuer.

(a) Synergy Business Consulting, LLC owns 2,050,000 shares of Common Stock, par value $.001 per share, of Neoview Holdings, Inc. equivalent to approximately 51.25% of the Common Stock of Neoview Holdings, Inc. Because Mr. Loethen, in his role as the majority-owner and manager of Synergy Business Consulting, LLC, Mr. Loethen may be deemed to have beneficial ownership of the 2,050,000 shares of Common Stock held in the name of Synergy Business Consulting, LLC.

CUSIP No.  64065N107                  13D                      Page 4 of 5 Pages


(b) With respect to the shares that are held by Synergy Business Consulting, LLC, Mr. Loethen has the sole power vote and dispose or direct the disposition of such shares.

(c) A complete description of the transaction pursuant to which the Reporting Person acquired beneficial ownership of the Common Stock is provided in the current report on Form 8-K filed by the Issuer on July 17, 2006 and is incorporated herein by reference.

(d) No other person other than Bartly J. Loethen (on behalf of the shares held by Synergy Business Consulting, LLC) has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the common stock owned beneficially by Synergy Business Consulting, LLC.

(e) Not Applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to securities of the Issuer.

The relationship between Mr. Loethen and Synergy Business Consulting, LLC is described above under Item 2(c) above. There is no written agreement among the reporting parties regarding the Neoview Holdings, Inc. shares owned by Synergy Business Consulting, LLC.

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Item 7.  Materials to be Filed as Exhibits.

None
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 18, 2006
       ---------------------------------------

Synergy Business Consulting, LLC

By:    /s/ Bartly J. Loethen
       ---------------------------------------
       Bartly J. Loethen, Manager


By:    /s/ Bartly J. Loethen
       ---------------------------------------
       Bartly J. Loethen, an individual

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)